Exhibit 21

Subsidiaries of the Registrant

The following is a list of the subsidiaries of SR Bancorp, Inc.:

Name	State of Incorporation
Somerset Regal Bank(1)	New Jersey
RB Properties, LLC(2)	New Jersey
Somerset Consumer Service Corporation(2)	New Jersey
Somerset Investment Company(2)	New Jersey

(1) Wholly owned by SR Bancorp, Inc.

(2) Wholly owned by Somerset Regal Bank.